FORM 18-K/A
AMENDMENT NO. 3
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of the
UNITED MEXICAN STATES
(Name of Registrant)
Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Donald J. Puglisi
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Copies to:
Wanda J. Olson
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
*The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2007 comprises:
(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1: Recent Developments
     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 11th day of February, 2009.

By:	/s/ Octavio Alfredo Lara Calderón

Octavio Alfredo Lara Calderón Deputy Director General of Debt Issuance of the Ministry of Finance and Public Credit of the United Mexican States

EXHIBIT INDEX

Exhibit 1:	Recent Developments